SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

13 February 2020

Prudential's Eastspring celebrates official completion of Thanachart Fund acquisition

Eastspring Investments ("Eastspring"), the Asian asset management business of Prudential plc ("Prudential"), celebrated at an event in Bangkok today the official completion of its acquisition of 50.1 per cent of Thanachart Fund Management Co., Ltd. ("Thanachart Fund") from Thanachart Bank Public Company Ltd. ("TBANK") and Government Savings Bank ("GSB")1. The firm will be rebranded to Thanachart Fund Eastspring, reflecting the combined strength of both companies.

The acquisition that was completed on 27 December 2019 places Eastspring, through its combined holdings in Thanachart Fund Eastspring and TMBAM Eastspring, as the 4th largest asset manager in Thailand with a market share of 12 per cent and combined assets under management ("AUM") of THB 668 billion2 (USD 22 billion).

Nic Nicandrou, Chief Executive of Prudential Corporation Asia, said: "As an Asia-led life insurer and asset manager, Prudential is committed to helping customers protect their health and grow their wealth. This acquisition will enable us to provide a wider range of innovative and bespoke investment opportunities and provides us with a platform to accelerate our growth in this important market.

"This acquisition also complements Eastspring's acquisition of 65 per cent of TMB Asset Management (now TMBAM Eastspring) that was completed in September 2018. We have acquired a highly attractive business in the growing Thai market and the transaction deepens our relationship with TMB and TBANK," Mr Nicandrou said.

Piti Tantakasem, Chief Executive Officer of TMB, said: "We are delighted to grow our partnership with Eastspring. Since we commenced working with Eastspring in 2018, we have seen TMBAM Eastspring's AUM grow by more than 20 per cent, significantly expand its client base and raise substantial new funds through the TMB Eastspring Global Smart Bond Fund and the Thanachart Eastspring Global Technology Fund in the largest initial public offerings ("IPO") in the history of our business.

"We look forward to working with TMBAM Eastspring and Thanachart Fund Eastspring in the future. The complementary investment capabilities of the two firms, together with the synergies and scale from the integration of TMB and TBANK with almost 900 outlets, means Thai people will have greater access to investment tools and more affordable choices. This will enable them to have better financial well-being" Mr Piti said.

Thanachart Fund's strengths are in active equities, multi-asset, money market and fixed income, and TMBAM Eastspring has strong capabilities in passive equities, property, fixed income and foreign invested funds.

Thailand is one of the largest and fastest growing asset management markets in the ASEAN region3 due to an expanding middle class, rising affluence, strong savings culture and low mutual fund penetration rate compared to more developed markets.

TMBAM Eastspring and Thanachart Fund Eastspring recently completed IPOs for the TMB Eastspring Global Smart Bond Fund and the Thanachart Eastspring Global Technology Fund, respectively. Both funds saw record-breaking amounts raised for both asset management firms, due in a large part to the support and distribution efforts of TMB and TBANK. In January last year, TMBAM Eastspring launched its first IPO, the Asia Pacific Property Flexible Fund, that was recently awarded Fund Launch of the Year in Thailand by Asia Asset Management.

Enquiries:

Media		Investors/Analysts
Anneliese Diedrichs	+65 8799 9241	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215
		Darwin Lam	+852 2918 6348

Note to editors:
Numbers converted at actual exchange rate.

About Eastspring Investments
Eastspring Investments is a leading Asia-based asset manager that manages over USD 216 billion (as at 30 June 2019) of assets on behalf of institutional and retail clients. Operating in Asia since 1994, Eastspring Investments is the Asian asset management business of Prudential plc, an international financial services group, and has one of the widest footprints across the region*. We provide investment solutions across a broad range of asset classes including equities, fixed income, multi asset, quantitative strategies and alternatives and are committed to delivering high quality investment outcomes for our clients over the long term. Eastspring Investments is a signatory to the United Nations-supported Principles for Responsible Investment, a voluntary program which encourages best practice in environmental, social and corporate governance issues. For more information on Eastspring Investments, please visit: www.eastspring.com

*Eastspring Investments (excluding JV companies) companies are ultimately wholly-owned / indirect subsidiaries / associates of Prudential plc of the United Kingdom. Eastspring Investments companies (including JV's) and Prudential plc are not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

About Prudential in Thailand
Prudential has operated in Thailand for more than 20 years through Prudential Life Assurance (Thailand) Public Company Limited. Prudential serves more than 1.6 million customers in Thailand and manages more than THB 107 billion of assets on their behalf4.

Footnotes
1              Eastspring will acquire a 25.0 per cent stake in Thanachart Fund from GSB and a 25.1 per cent stake from TBANK.
2              Mutual fund market shares; Mutual fund assets under management as at 31 December 2019.
3              Source: Cerulli Asset Management in Southeast Asia 2019 Report, data as of December 2018.
4              As of 30 June 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 February 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Thomas S Clarkson

Thomas S Clarkson
Company Secretary